SilverCrest Reports Additional La Joya Drill Results
More High Grade Silver Intercepts - Mineralized Strike Length Doubles

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – June 6, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that it has completed a total of 20 core holes for approximately 4,300 metres of a planned Phase I, 25 hole program at its La Joya Property in Mexico. This phase of drilling has confirmed the continuity of the shallow dipping mantos and the mineralized, vertical cross structures and has doubled the strike length of the mineralization to approximately 700 metres. The La Joya Property is located approximately 75 kilometres southeast of the city of Durango, Mexico. The property is located in a prolific mineralized region which currently supports several mining operations including Grupo Mexico’s, San Martin Mine, Industrias Penoles,’ Sabinas Mine, Pan American Silver’s, La Colorada Mine and First Majestic Silver’s, La Parrilla Silver Mine. Please reference our website at www.silvercrestmnes.com for more information, photos and figures on La Joya.

The Company announced the results for the first 10 holes in a previous news release dated March 7th, 2011. The results for the subsequent 10 holes (L J DD11-11 to L J DD11-20) are summarized in the table below. These holes have been drilled along strike of the main mineralized trend and have partially tested the shallow dipping manto style mineralization and near-vertical mineralized structures. Weighted average assay results and silver equivalents have been calculated for the most significant intervals in the table below. Most intercepts are considered to be near-true thickness and are near-surface. Please see attached drill plan and cross section for drill hole locations.

Hole (Azimuth, Dip)	From (m)	To (m)	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)	Ag (g/t) equiv. *
L J 11-11 (45, - 50)	11.0	16.0	5.0	30.0	0.17	0.21	53.4
	34.5	40.0	5.5	183.0	0.68	0.04	239.2
	52.0	57.0	5.0	52.5	0.14	0.02	64.6
L J11-14 (180, -50)	27.0	33.0	6.0	53.6	0.47	0.13	97.2
	52.0	54.0	2.0	120.0	0.86	0.27	201.4
	150.0	168.0	18.0	8.5	0.01	0.63	38.7
L J 11-16 (0, -90)	96.0	106.0	10.0	66.2	0.12	0.36	92.6
L J 11-17 (0, -50)	27.0	62.0	35.0	112.1	1.11	0.22	211.2
includes	45.0	53.0	8.0	304.5	3.50	0.29	598.0
	104.0	146.0	42.0	40.3	0.46	0.21	86.9
includes	109.0	121.0	12.0	89.6	1.16	0.18	190.8
	166.0	232.5	66.2	50.7	0.45	0.28	99.8
includes	169.0	175.0	6.0	102.7	0.66	0.25	167.2
includes	214.5	215.35	0.6	1,690.0	19.25	0.30	3,244.0
L J 11-18 (320, -50)	30.0	45.0	15.0	53.0	0.45	0.25	100.7
	54.0	68.0	14.0	27.2	0.24	0.05	48.7
	83.0	93.8	10.8	55.4	0.34	0.13	88.7

L J 11-19 (160 -50)	69.0	84.0	15.0	76.2	0.25	0.16	103.7
	102.0	153.4	51.4	66.1	0.33	0.18	100.9
includes	110.0	135.7	25.7	110.2	0.61	0.13	165.1
includes	122.0	132.7	10.7	205.5	1.11	0.23	305.0
L J 11-20 (180, -50)	15.0	24.0	9.0	186.4	1.69	0.28	334.7
	41.0	43.0	2	53.3	0.40	0.06	88.1
	67.0	69.0	2	139.0	0.78	0.21	211.2
	178.0	221.6	43.6	34.5	0.20	0.31	65.0
includes	215.7	219.6	3.8	149.0	1.98	0.21	317.2

*Ag equivalent is based on 100% metallurgical recovery and metals prices of US$30/oz for Ag; US$3.50/lb for Cu and US$1400/oz for Au. To convert to ounces per ton divide grams per tonne by 34.2857.

In addition to Ag, Cu and Au, anomalous Pb and Zn grades were intercepted in;

Hole LJDD10-19 from 110.0 to 150.7 (40.7m) grading 0.18% Pb and 0.28% Zn including 128.0 to 129.7 (1.7m) grading 1.59% Pb and 1.4% Zn
Hole LJDD10-20 from 178.0 to 225.6m (45.6m) grading 0.17% Pb and 0.62% Zn including includes from 178.0 to 182.2 (4.2m) grading 0.82% Pb and 3.77% Zn

Sample analyses were completed by Inspectorate Exploration & Mining Services Ltd. in Durango, Mexico, Richmond, BC and ALS Chemex in Zacatecas and North Vancouver with selected samples analyzed at the Company’s on site lab at its Santa Elena Mine with checks at ALS Chemex for quality assurance and control.

Preliminary exploration, consisting of surface sampling and geological mapping, completed by the Company shows several near vertical mineralized veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series northwest-southeast trending anticlines. The main altered and mineralized area appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide and is associated with nearby exposed intrusive. Geochemistry of the system includes Ag-Cu-Au--Mo-W-Sb-As-Pb-Zn with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Only minor oxides are present and native silver may also be present. Holes LJ-10-01 to LJ 10 -10 announced in a news release by the Company on March 7, 2011 initially delineated mineralization along 350 metres of strike length. The additional drill holes presented above have doubled this mineralized strike length to approximately 700 metres.

All holes reported show at least one significant interval of mineralization except for holes 12, 13 and 15. Holes 12 and 13 are not located with the main mineralized trend defined above. Hole 15 was drilled to a depth of 500 metres to test the possibility of a deep porphyry system. This system was intersected with anomalous copper, gold and molybdenum. A 3D computer-generated geological model that is currently in development confirms of the intercepts to mantos and near vertical structures with continuity along strike and latterly.

The expanded 25 hole drill program (est. 5,000 metres) is expected to test approximately one kilometre of the exposed two kilometre strike length of the mineralized system that includes the mineralized structures and mantos. Phase I program is anticipated to be completed in June 2011. Once final assay results and compilation of data is complete, an initial resource estimate for La Joya will be completed. Additional field work will continue at La Joya throughout the summer including more geological mapping, surface sampling of extensions of mineralization and ground geophysics. A second phase of drilling is contemplated once Phase 1 data has been compiled and interpreted.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should produce an average of approximately 800,000 ounces of silver and 30,000 ounces of gold per full production year from the open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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